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May 23, 2017

Via EDGAR and e-mail

Edward P. Bartz
Senior Counsel
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 4-2 Amendment No. 2 to Registration Statement on Form S-6 Filed May 23, 2017 File Nos.: 333-217286 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on May 23, 2017 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for Strategas Repatriation Portfolio (the “Trust”), a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of May 5, 2017 and in subsequent telephone conversations.

We identify in bold the portions of the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our responses refer to the EDGAR version of the Amendment.

Principal Investment Strategy (Page 3)

The name of the Trust includes the term “repatriation.” Please explain to us why the
Trust is not required to have a policy to invest at least 80% of the value of its assets in securities of companies with the highest repatriation strength score. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

Edward P. Bartz
U.S. Securities and Exchange Commission
May 23, 2017

We have added a sentence to “Principal Investment Strategy” disclosing that the Trust invests substantially all of its assets in stocks of companies in the S&P 500® Index with the highest repatriation strength score.

Selection of Portfolio Securities (Page 3)

The last sentence of this section states that the Trust will include the “25 stocks with the highest repatriation strength score.” Please disclose how the 25 stocks will be weighted (e.g., market cap weighted, equal weighted).

We have added a sentence to “Selection of Portfolio Securities” disclosing that the Trust applies a methodology that approximates, to the extent possible, an equal weight allocation when making portfolio selections.

************

We appreciate the Staff’s time and attention to the Amendment.  Please call me at (212) 336-4177 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Paul Koo Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Kelley A. Howes Matthew J. Kutner Lailey Rezai